Advances in the treatment of multiple sclerosis using orally active compounds

Berlin, June 21, 2002 - In the run-up to the ENS (European Neurological Society) congress, Prof. Guenter Stock, member of the Schering AG Executive Board responsible for research and development, presented new approaches and advances in MS therapy, using orally active compounds. Multiple Sclerosis is triggered by immune cells (T-cells) overcoming the blood-brain barrier and penetrating the central nervous system. Once there, they send out immune-modulators to activate further cells of the immune system which then destroy the myelin layers protecting the nerve cells.

"Schering already holds a leading position in research into multiple sclerosis and its treatment with Interferon beta-1b (Betaferon(R))," said Prof. Stock. "With this considerable experience and competence in the MS-field, we are concentrating our research on three different and mutually independent approaches to oral MS therapy."

One very promising therapeutic approach is CCR 1 (chemokine receptor) antagonist which attacks directly the early steps in the pathophysiology of multiple sclerosis. By occupying the chemokine receptor, it prevents the chemokines from binding, thus cutting off the starting signal for the T-cells to enter in the CNS.

Another project is the anticytokine Pirfenidone which inhibits the production of the immune modulators (alpha and gamma interferons), thus preventing the subsequent destruction of the myelin layers by activated macrophages. With the phosphodiesterase inhibitor (PDE-IV inhibitor) Mesopram the same objective is targeted; as it too is able to prevent the activation of the macrophages by the T-cells. Both of these substances are already being tested in Phase II clinical trials; the CCR 1 antagonist is expected to enter Phase II in the course of 2003.

"Orally administered active drugs will represent a great step forward in the future treatment of MS, explained Prof Stock. Together with Interferon beta-1b (Betaferon(R)) as the standard therapy for MS and the expansion of knowledge in the field of pharmacogenomics, they will make it possible to tailor combination treatment strategies to the needs of each individual MS patient."



Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work


Your contacts at Corporate Communication:
Business: Oliver Renner , Tel.: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, Tel.: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:

Media Relations: Jeanine O'Kane, Tel:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, Tel: +001-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng

________________________________________________________________________


Betaferon(R)/Betaseron(R) BEYOND MS trial adds comparative treatment arm

Berlin, Germany, June 24, 2002 - Schering AG (FSE: SCH, NYSE: SHR), Germany and its US subsidiary Berlex Laboratories, Inc. announced the inclusion of a third treatment group, glatiramer acetate (Copaxone(R)), to its Phase III multiple sclerosis (MS) trial, BEYOND (Betaseron Efficacy Yielding Outcomes of a New Dose). The study - the largest MS trial ever, involving more than 2,000 patients with relapsing-remitting MS - will compare the standard dose of Betaferon(R)/Betaseron(R) (interferon beta-1b) with both glatiramer acetate and a new, even higher-dose Betaferon/Betaseron regimen. The announcement was made at a presentation by Schering today at the European Neurological Society (ENS) meeting in Berlin.

"The MS community is interested in new, comparative data that demonstrates the relative efficacy and safety of different MS drug classes, which may help guide clinical decisions about treatment. The additional study arm makes BEYOND the largest controlled trial to compare a non-interferon, glatiramer acetate, with an interferon," said Stuart D. Cook, M.D., President, University of Medicine & Dentistry of New Jersey, and a leading investigator of the study. "Recent American Academy of Neurology guidelines confirm that dose and frequency of administration are key factors to achieving optimal clinical benefit from treatment, the study seeks to advance interferon therapy by exploring whether a dose higher than any currently available interferon can exert a greater therapeutic effect for patients."

"BEYOND represents our continued commitment to innovation and advancing care for MS patients and neurologists," said Dr Joachim-Friedrich Kapp, Head of Specialized Therapeutics at Schering AG. "An abundance of data already have shown that a higher, more frequent dose of interferon has a greater effect on reducing disease activity and disease progression than low-dose interferon regimens. The current approved dose of Betaferon(R)/Betaseron(R) has shown unsurpassed efficacy for more than a decade. The expansion of BEYOND to include a glatiramer acetate arm will allow for comparison among an even wider range of dosing regimens across different drug types."

About BEYOND
The trial is a worldwide multi-center, randomized, blinded study evaluating the effects of treatment in patients with relapsing-remitting MS. The proposed primary endpoint is the proportion of relapse-free patients during the two-year period. Patients will be randomized into one of three arms:
Betaferon(R)/Betaseron(R) given every other day as a subcutaneous injection of 500 mcg (16 MIUs), Betaferon(R)/Betaseron(R) 250 mcg (8 MIUs) every other day (the currently approved dosing regimen), or glatiramer acetate given daily as a subcutaneous injection of 20 mg.

Dose titration will take place over a period of several weeks. In keeping with other large-scale clinical trials, an international steering committee comprised of renowned MS investigators will be involved.

In addition to BEYOND, Schering has several ongoing studies with Betaferon(R)/Betaseron(R) in potential new indications and new combinations. The company also is developing a number of oral agents to treat MS, and continues to improve upon its successful patient support services.



Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work


Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl , Tel.: +49-30-468 152 96, friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, Tel.: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:

Media Relations: Jeanine O'Kane, Tel:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, Tel: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng